Exhibit 99.1

HeadHunter Group PLC Announces the Appointment of Thomas Otter as a Member of Audit Committee

MOSCOW, Russia, March 19, 2020 – HeadHunter Group PLC (Nasdaq: HHR) is pleased to announce the appointment to the Audit Committee of Non-Executive Director Dr. Thomas Otter, effective March 18, 2020. As used herein, references to “we,” “our,” “us” or the “Company” or similar terms shall mean HeadHunter Group PLC and any and all its subsidiaries.

Dr. Otter will succeed Mr. Morten Heuing as a member of the Audit Committee. Mr. Heuing will continue to serve as a Non-Executive Director, as chair of the Nominating and Corporate Governance Committee and as a member of the Compensation Committee.

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.